Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2017
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE G JONES
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01JO6338497
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 03-14-2020

Scott L. Bok
Signature

Chief Executive Officer
Title

Stephanie G Jones
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2017

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1997.
February 28, 2018

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	20,305,613
Advisory fees receivable		42,653,194
Due from affiliates		1,702,073
Other assets		1,605,687
Total assets	$	66,266,567

Liabilities and Member's capital

Compensation payable	$	10,333,787
Accounts payable and accrued expenses		4,637,191
Due to affiliates		297,557
Total liabilities	$	15,268,535

Member's capital		50,998,032
Total liabilities and Member's capital	$	66,266,567

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as capital advisory services. The Company has offices in New York, Chicago, Houston and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the statement of financial condition and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates.

Revenue Recognition

It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

The Company recognizes advisory fee revenues for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

The Company recognizes capital advisory fees at the time of the client's acceptance of capital or capital commitments to a fund in accordance with the terms of the engagement letter. Generally, fee revenue is determined based upon a fixed percentage of capital committed to the fund. For multiple closings, revenue is recognized at each interim closing based on the amount of capital committed at each closing at the fixed fee percentage. At the final closing, revenue is recognized at the fixed percentage for the amount of capital committed since the last interim closing.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

While the majority of the Company's fee revenue is earned at the conclusion of a transaction or closing of a fund, on-going retainer fees, substantially all of which relate to non-success based strategic advisory and financing advisory and restructuring assignments, are also earned and recognized as advisory fee revenue over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements.

Cash and Cash Equivalents

The Company held cash and cash equivalents on deposit with a financial institution of $20.3 million as of December 31, 2017. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. The Company recorded a bad debt expense of $0.8 million for the year ended December 31, 2017.

Included in the total advisory fees receivable balance at December 31, 2017 were $29.3 million of long term receivables related to capital advisory engagements which are generally paid in installments over a period of three years.

Credit risk related to advisory fees receivable is disbursed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees of the Company is recorded as compensation expense and generally amortized over a four to five year service period following the date of grant or in full on the third or fifth anniversary of the grant date. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the fair market value of the awards granted to Company employees. See "Note 5 - Deferred Compensation".

Greenhill & Co., LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Expense Allocations

Certain expenses are allocated among affiliates and the Company in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Accounting Developments

In May 2014, the FASB issued ASU 2014-9 "Revenue from Contracts with Customers" codifying ASC 606, Revenue Recognition - Revenue from Contracts with Customers, which amends the guidance in former ASC 605, Revenue Recognition. The standard is effective for public entities for annual reporting periods beginning after December 15, 2017 utilizing either a full retrospective or modified retrospective approach. The Company will adopt this standard effective on January 1, 2018 utilizing the modified retrospective approach.

The Company has evaluated the impact of the adoption of ASU 2014-09 on our financial statements which requires applying the new standard to prior comparative periods when reporting under the new standard becomes effective. Based on the current guidance provided by the AICPA industry task force on Broker-Dealers, the AICPA's Revenue Recognition Working Group and the AICPA's Financial Reporting Executive Committee (FinREC), certain revenue of the Company, which is currently recognized at the time the services are provided, will now be recognized either at a point in time or over the term of an engagement. The change in Company's revenue recognition policy under the new revenue recognition model will create deferred revenue beginning in 2018 that will be recognized at a point in time as certain performance obligations are met. The Company estimates that as of January 1, 2018, the change will increase the Company's liabilities by approximately $3.5 million, and decrease retained earnings by approximately $3.5 million. The Company will also change the current presentation of certain reimbursed costs prospectively from a net to a gross presentation.

3. Related Party Transactions

The Company allocates expenses to affiliates via an expense sharing agreement. The allocation is primarily related to the allocation of back office costs from the Company.

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent. At December 31, 2017, the Company had no receivables from GAC related to the operation of the corporate aircraft which provides services to employees of the Company.

At December 31, 2017, the Company had receivables from other affiliates of $1.7 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2017, the Company had payables of $0.3 million to other affiliates generally related to services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year. For these transactions, the Company has been allocated revenue of $1.4 million, additionally the Company has allocated revenue to affiliates of $9.0 million, presented net within Advisory Fees on the statement of income. Intercompany transactions are generally settled regularly during the year.

4. Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. The Company follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of December 31, 2017.

5. Deferred Compensation

Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of four to five years beginning on the first anniversary of the grant date or in full on the third or fifth anniversary of the grant date.

To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company. The Company recorded dividend equivalent payments of $3.3 million net of repayments on outstanding restricted stock units as a dividend payment and a charge to equity.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

For the year ended December 31, 2017 the Company was allocated a non-cash charge of $13.2 million for expenses incurred in conjunction with restricted stock units awarded by the Parent related to employees of the Company, which has been included as a charge to deemed contribution to Member's capital.

Notes to Statement of Financial Condition (continued)

During 2017, the number of units granted to employees of the Company was 1,420,750 with a weighted average fair value of $20.64. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

The Parent also awarded 115,473 performance-based restricted stock awards ("PRSU") to an employee of the Company, as part of long-term incentive compensation in 2016. The PRSU award targeted performance goals of the Parent and its affiliates from 2016 to 2018 to multi-year revenue, pre-tax profit and total stockholder return ("TSR") goals, each equally weighted. If the achievement of a performance metric is below the threshold goal, the payout factor for such performance metric will be 0%. The maximum payout under the award is 288,683 units and the cumulative dividends over the reward period. The performance relative to revenue and pre-tax profit is measured quarterly and the probability weighted likelihood of achievement is recorded based on the grant day price. The TSR component is measured quarterly and the probability weighted likelihood of achievement is recorded based on the fair value at the date of grant. For the year ended December 31, 2017, Company was allocated a non-cash benefit of $1.1 million for expenses incurred in conjunction with these PRSUs awarded by the Parent with a corresponding charge to deemed contribution to Member's capital.

Deferred Cash Compensation

As part of its long-term incentive award program, the Company grants deferred cash retention awards to certain eligible employees. The deferred awards, which generally vest over a three year service period, provide the employee with the right to receive future cash compensation payments, which are non-interest bearing. Deferred compensation payable of $5.0 million as of December 31, 2017 is included in compensation payable in the statement of financial condition.

6. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent. During 2017, the Company distributed $35.5 million to the Parent.

During 2017, capital contributions of $9.0 million were made by the Parent to the Company for working capital purposes. The capital contribution is intended as an investment in the Company and it is not intended that such amount shall be withdrawn within one year of the contribution.

7. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company. The assets of the Retirement Plan are allocable to each participant who directs their investment in various equity based mutual funds or money market funds.

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 75% of eligible compensation, as defined. The Parent provides

matching contributions up to $1,000 per employee. At December 31, 2017, there was $0.2 million related to profit sharing contributions due to the Retirement Plan included in compensation payable in the statement of financial condition.

8. Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment. As of December 31, 2017, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

2018	$ 9,639,158
2019	9,721,788
2020	8,345,033
2021	1,148,297
2022	859,086
Thereafter	1,374,618
Total	$ 31,087,980

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2017, the Company's net capital was $5.0 million, which exceeded its requirement by $4.0 million. The Company's aggregate indebtedness to net capital ratio was 3.03 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

10. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the statement of financial condition was issued.

On February 26, 2018, the Board of Managers of the Company approved a capital contribution from the Parent of $5.0 million. The capital contribution is intended as an investment in the Company and it is not intended that such amount shall be withdrawn within one year of the contribution.